SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                               ViewCast.com, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   926713 10 8
                                 (CUSIP Number)

                                 March 21, 2005
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

----------------
      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 9 Pages)

CUSIP NO. 926713 10 8                                          Page 2 of 9 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     NQL Inc. 33-0887356
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,524,456
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,524,456
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,524,456
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.96%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 926713 10 8                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     NQL Sub-Surviving Corporation 16-1146345
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,524,456
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,524,456
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,524,456
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.96%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

Item 1(a).  Name of Issuer:

            ViewCast.com, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            17300 North Dallas Parkway, Suite 2000
            Dallas, Texas  75248-1191

Item 2(a).  Name of Person Filing:

            NQL Inc.

Item 2(b).  Address of Principal Business Office:
            c/o Rosenfarb Winters LLC
            1350 Avenue of the Americas, Suite 810
            New York, NY  10019

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            926713 10 8

Item 3.     Inapplicable. This Statement is filed pursuant to Rule 13d-1(c).


Item 4. Ownership.

      (a)   Amount beneficially owned:

            2,524,456

      (b)   Percent of class:

            9.96%

      (c)   Number of shares as to which has person has:

            (i)   Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote:

                  2,524,456

            (iii) Sole power to dispose or to direct the disposition of:

                  -0-

                                                               Page 5 of 9 Pages

            (iv)  Shared power to dispose or to direct the disposition of:

                  2,524,456

The foregoing percentage assumes that the number of shares of Common Stock issued and outstanding is 25,349,631, which is the sum of 2,524,456 shares subject to this Report plus 22,825,105 shares outstanding as of October 31, 2004, as reported in the Issuer's most recent report on Form 10-QSB.

Item 5.  Ownership of Five Percent or Less of a Class.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. The Reporting Person owns all of the issued and outstanding common stock of NQL Sub-Surviving Corporation, which is the owner of record of the shares are the subject of this report.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
         Person:

         See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2005                 NQL Inc.


                                     By:   /s/ Paul C. Pershes
                                           -----------------------------------
                                           Paul C. Pershes
                                           Plan Administrator

                                                               Page 6 of 9 Pages

Item 1(a).  Name of Issuer:

            ViewCast.com, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            17300 North Dallas Parkway, Suite 2000
            Dallas, Texas  75248-1191

Item 2(a).  Name of Person Filing:

            NQL Sub-Surviving Corporation

Item 2(b).  Address of Principal Business Office:
            c/o Rosenfarb Winters LLC
            1350 Avenue of the Americas, Suite 810
            New York, NY  10019

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            926713 10 8

Item 3.     Inapplicable. This Statement is filed pursuant to Rule 13d-1(c).


Item 4. Ownership.

      (a)   Amount beneficially owned:

            2,524,456

      (b)   Percent of class:

            9.96%

      (c)   Number of shares as to which has person has:

            (i)   Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote:

                  2,524,456

            (iii) Sole power to dispose or to direct the disposition of:

                  -0-

                                                               Page 7 of 9 Pages

            (iv)  Shared power to dispose or to direct the disposition of:

                  2,524,456

The foregoing percentage assumes that the number of shares of Common Stock issued and outstanding is 25,349,631, which is the sum of 2,524,456 shares subject to this Report plus 22,825,105 shares outstanding as of October 31, 2004, as reported in the Issuer's most recent report on Form 10-QSB.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The Reporting Person is the wholly-owned subsidiary of NQL Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

          See Exhibit A.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2005                     NQL Sub-Surviving Corporation


                                         By:  /s/ Paul C. Pershes
                                              ---------------------------------
                                              Paul C. Pershes
                                              President

                                                               Page 8 of 9 Pages

                                    Exhibit A

     NQL Sub-Surviving Corporation is a wholly-owned subsidiary of NQL Inc.

                                                               Page 9 of 9 Pages

                                    Exhibit B

                             Joint Filing Agreement

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), NQL Sub-Surviving Corp. agrees to the joint filing by NQL Inc. on behalf of each of them of a statement on Schedule 13D or Schedule 13G, including any amendments thereto, with respect to the stock of ViewCast.com, Inc.


                                        NQL SUB-SURVIVING CORPORATION


Date: April 15, 2005                     By:  /s/ Paul C. Pershes
                                             -----------------------------------
                                             Paul C. Pershes
                                             President


                                        NQL INC.


Date: April 15, 2005                     By:  /s/ Paul C. Pershes
                                             -----------------------------------
                                             Paul C. Pershes
                                             Plan Administrator